

February 22, 2012

Via E-mail
Mr. Gary H. Schoenfeld
Chief Executive Officer
Pacific Sunwear of California, Inc.
3450 E. Miraloma Ave.
Anaheim, CA 92806

> **Re: Pacific Sunwear of California, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 31, 2011**
> **Response dated January 30, 2012**
> **File No. 001-21296**

Dear Mr. Schoenfeld:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Critical Accounting Policies, page 19

Evaluation of Long-Lived Assets, page 20

1.   We note your response to prior comment one and your proposed revised disclosure. Considering at January 29, 2011 you had tested approximately 26% of your stores for impairment, please ensure your revised disclosure also addresses the following:

- The reasons for the increasing trend in the number of stores you tested for asset impairment year over year. In this regard, the number of stores tested for impairment increased almost 6% from 214 to 226 during 2010; and

- For the stores that you have continually assessed each quarter for impairment, disclose the total amount of remaining assets at these stores and how you determined those assets are recoverable. In this regard, you had nine stores you tested for impairment at October 29, 2011 that had also been tested at January 29, 2011.

Fiscal 2010 Compared to Fiscal 2009, page 22

Gross Margin, Page 22

2.   We note from your response to prior comment three which indicates that "the changes in initial markups as a percentage of net sales and markdowns as a percentage of net sales were only approximately one percent year-over-year." Although the percentage change based on percentage of sales may not be material, the overall absolute dollar decreases in merchandise margins appear to be significant. In this regard, you disclose that merchandise margins decreased from $494 million to $434 million during 2010 which is approximately a 12% decrease in absolute dollars. You further state that this change is a result of a decrease in initial mark ups and an increase in markdowns. As previously requested, please quantify the amount of mark ups and mark downs, the reasons for the year over year changes, how you are accounting for these mark ups and mark downs, their impact on your inventory balance and whether you expect these trends to continue impacting margins.

Liquidity and Capital Resources, page 26

Operating Cash Flows, page 27

3.   We note your response to prior comment five which discusses the reasons for the increase in your inventory balance during 2010. Please provide draft disclosure to be included in future filings that include the information provided in your response. Considering the change in strategic direction which has impacted your inventory balance and the significant impact inventory has had on your cash flows, please consider disclosing inventory turn ratios with a narrative discussing the reasons for any significant changes period over period

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining